

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2023

Christopher DelOrefice
Chief Financial Officer
BECTON DICKINSON & CO
1 Becton Drive
Franklin Lakes, NJ 07417

> **Re: BECTON DICKINSON & CO**
> **Form 10-K filed November 22, 2022**
> **Response dated May 17,2023**
> **File No. 001-04802**

Dear Christopher DelOrefice:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services